INVEST IN **NOYACK FINE ART FUND**

Noyack Fine Art.01 or NFA.01


NOYACK
FINE ART
Fine Art Investment for Love and Legacy

wearenoyack.com New York, NY

Highlights

1. A Fine Art Investment Fund that unites artists and investors as co-owners and equity partners.

2. Our portfolio, valued at $4.5 million features works from famous BIPOC artists with proven growth.

3. NFA.01 Fund invests thematically in the same method as the wealthy have done for decades.

4. NFA.01 fund managers are art world insiders with many years of experience in fine art investing.

5. NFA is successful because we receive the best prices from our artists/partners instead of auctions.

6. One of the first funds to tokenize our portfolio providing authenticity, provenance & liquidity

7. Contemporary art has outperformed the S&P 500 by 3X since 1990. Now open to investors of any budget.

8. Our CEO, CJ Follini, invested $4MM of his own capital into the fund proving his commitment

Our Team



CJ Follini CEO

CJ has over 35 years of investing in fine art, serving as a board member for multiple institutions and a major collector with a 22%+ IRR track record as an investor.



Stephen Robie CFO

Stephen has over 30 years of global finance and accounting experience managing the financial operations of various alternative investments, including public REITs, privately-owned real estate, venture capital, and start-up, entrepreneurial ventures.



Andrea Pemberton Chief Curator

Andrea is an art professional with fifteen years of experience building private art collections, and producing artist projects. She has worked for the Gagosian Gallery & serves as a Trustee and Board Member for the Parrish Art Museum in Southampton, NY

Noyack Fine Art.01 Fund: A Goals Based-Investment for Family and Impact

Investing in fine art has traditionally been the preserve of the ultra-wealthy, a domain where masterpieces are traded at high-profile auctions and kept in the hands of a privileged few. At Noyack Fine Art.01 (NFA.01), we believe that everyone should have the opportunity to invest in and benefit from the overlooked investment performance of fine art.

The kind of investors we intend to partner with invest for reasons other than greed or conspicuous consumption. We believe their 'WHY' to invest is more likely to provide for their family's future; or diversifying their portfolio with alternative investments to build generational wealth; or maybe because they have a passion to support art and artists or the selflessness to invest on behalf of a philanthropy. Our WHY is to make your WHY a reality.

NOYACK is your guide to this insider world. We get you into the room where it all happens.


Julie Curtiss
WHAT IS YOUR WHY?
Everyone has their own why when it comes to investing. Some are motivated by greed...to buy shinier objects.
We talk about investing in a different way; we talk about love & legacy. The love of your future self and how a fine art, one of the most resilient over decades, can provide a wonderful retirement for you. The love of your family - fine art has provided for many wealthy generations of families and you can do the same for your family. The love of helping others. Did you know that you could gift shares of our fine art fund for charitable purposes? Noyack Fine Art.01 (NFA.01) IS impact.

Our mission is to make fine art investment accessible to ALL investors, affordable, *and* connected to your 'why,' to your life goals you

want to achieve. We call this goals-based investing approach - Investing for Love.



WHY CAN'T EVERYONE INVEST IN THE ART WORLD?
INACCESSIBILITY!
Now you have access! Where else can you invest in world-famous artists with your credit card for as little as $100?
Introducing Noyack Fine Art.01

NFA.01 offers a unique and impactful investment opportunity. With a minimum investment of just **$100**, you can own a share of a thematically curated portfolio of contemporary artworks, selected by our expert curator and acquired at primary prices directly from artists' studios.

Why invest with Noyack Fine Art.01:



Noyack Fine Art.01 is the art fund to achieve our goals of family & legacy
THEMATIC STRUCTURE
FROM ARTISTS, NOT AUCTIONS
DIVERSIFIED PORTFOLIO
Tomoo Gokita

- **Performance:** Fine art has historically outperformed many traditional asset classes as shown above and our portfolio has performed exceptionally well since acquisition, demonstrating our curatorial skill and strength of NFA's art world network.



HOW WE'RE DOING SO FAR
THE NFA.01 PORTFOLIO, BUILT OVER TIME, HAS APPRECIATED FROM +/- $750K TO OVER $4.6 MILLION... 6X !
NFA.01 PORTFOLIO HAS A VALUE OF $5M AS OF MAY 2024
$5.0M
$4.0M
$3.0M
$2.0M
$1.0M
$747.5K
$801.0K
$1.7M
$2.2M
$3.0M
$3.7M
$4.5M
2017
2018
2019
2020
2021
2022
2023
©2024 Proprietary and Confidential. All Rights Reserved.

Outperformance reflects curatorial skill and strength of acquisition network

- **Thematic Structure:** NFA.01 is a collection of artworks by some of the most renowned BIPOC artists alive today. Our thematic approach to portfolio building mimics the strategies of the ultra-wealthy, ensuring a balanced and resilient collection.



THEMATIC STRUCTURE | ARTISTS, NOT AUCTIONS | DIVERSIFIED PORTFOLIO
NFA.01 is a Thematic Approach to Building an Art Portfolio... Just as the Ultra Wealthy Have Done for Centuries


NFA.01 - BIPOC
NFA.02 - Latin X
NFA.03 - Female Artists
©2024 Proprietary and Confidential. All Rights Reserved.

- **Diversification:** Investing in a diversified fund of investment-grade artworks reduces the risk associated with individual pieces.


THEMATIC STRUCTURE | ARTISTS, NOT AUCTIONS | DIVERSIFIED PORTFOLIO
Give me one reason why NFA.01 different better than Masterworks?
DIVERSIFICATION
How can anyone expect to choose individual artworks and hope their bet is correct? That's like playing the lottery.
NFA.01 is a fund of many artworks and this diversified portfolio lowers the risk of a single artwork failing to appreciate.
Jessie Makinson
©2024 Proprietary and Confidential. All Rights Reserved.

- **Primary Pricing:** Primary Price in the fine art world is the price the artist sells for their first time. Secondary Price is every downstream transaction after that. Acquiring art at the artist's primary price is the most important factor in successful art investing . Artists or their gallery representative will NOT sell to our competitors like Masterworks or Yieldstreet. We have a 30 year network of relationships, our Head of Acquisitions - Andrea Pemberton - is the Trustee of a major museum in NewYork. We get the Primary Price for our investors.


THEMATIC STRUCTURE | ARTISTS, NOT AUCTIONS | DIVERSIFIED PORTFOLIO
THE POWER OF PRIMARY PRICING Why buy at high auction prices when you can buy directly from the artist? NFA.01 has the network and Fund structure to not only pay Primary Pricing direct from the artist's studio, but also to pay with Fund equity as an exchange - revolutionary. Below is how NFA.01 partners with artists to obtain their best prices:
START
1
NFA chooses portfolio theme
2
NFA curators select artist and


artwork
3
Negotiate primary pricing direct from artist in exchange for fund equity
4
Provide access for all investors to partner with the artist and NFA
5
NFA holds the artwork for 3-7 years
6
NFA draws on decades of experience and its network with access to proprietary data, incl. Museums , to determine when to sell an artwork.
7
Distribute proceeds to all investors
SUCCESS
©2024 Proprietary and Confidential. All Rights Reserved.

The Power of Primary Pricing

- **Investor Alignment aka "SKIN IN THE GAME":** NFA.01 charges the lowest fees of any of our competitors plus our CEO - CJ Follini - *invested over $4MM of his own capital into the fund.* Here is a video of CJ giving the host speech at a recent Museum Gala :


NOYACK CEO CJ Follini hosting the Parrish Museum Gala July 2024
Copy link
Watch on YouTube

Our experienced team, led by Andrea Pemberton, brings unparalleled expertise and insider access to the art world, ensuring that our portfolio includes some of the most promising and significant contemporary artists.


Noyack Fine Art.01 - HEAD OF ACQUISITIONS
Andrea Pemberton
Andrea Pemberton is an arts professional with 15 years of experience, building international private and corporate art collections, producing artist projects and curating site specific


installations. Andrea began her exemplary career at the largest gallery in the world - Gagosian Gallery. She worked directly for Founder Larry Gagosian managing his network of collectors and artists, the largest network of any gallery.
She then became COO for digital platform Tappan Collective. Currently, she serves as a Trustee and Board Member for the **Parrish Art Museum** in the exclusive Hamptons, cementing NFA.01's insider access to artists which our competitors don't possess.

Don't miss this chance to be part of something extraordinary, to invest for a purpose. Investing in NFA.01 is about more than financial returns. It's about creating a legacy for your future self and your family.

1. NFA.01 will help you setup a Family Custodial Account which comes with tax benefits and place your investment into that account for your children to reap the rewards of your decision.

2. NFA.01 diversifies your portfolio with a high-performing alternative investment that hedges inflation and has one of the lowest correlations to traditonal stocks and bonds of any asset class meaning...if inflation and interest rates rise, fine art as a real asset can appreciate with them.

3. NFA.01 offers you the potential to gift shares for charitable purposes, making a positive impact on the community. #Legacy

Or maybe, you just have a passion to support art and artists. Whataver your WHY is, Noyack Fine Art.01 is impact, your impact.

AccessGranted™


Why is Fine Art a Suitable Investment for Your Investment Goals?

PERFORMANCE
INFLATION PROOF
DIVERSIFICATION


Moufouli Bello

PERFORMANCE | INFLATION PROOF | DIVERSIFICATION

Contemporary Art vs. Other Asset Classes (1995 to 2022)


Post-War & Contemporary Art
12.6%
S&P 500 Total Return
9%
Gold
5.9%
US Corp Bonds
4.9%
Real Estate
4.9%
4%
8%
12%

©2024 Proprietary and Confidential. All Rights Reserved.

PERFORMANCE | INFLATION PROOF | DIVERSIFICATION

Average real return for periods when inflation was ≥ 3.0%


24%
16%
8%
0%
23%
Contemporary Art
13%
Emerging Market Equities
5%
REITS
4%
US Corp Credit
2%
Gold

©2024 Proprietary and Confidential. All Rights Reserved.

PERFORMANCE | INFLATION PROOF | DIVERSIFICATION

Percent of Wealth Managers who Believe Diversification is Why Fine Art Should Be Included in Investment Portfolios


2019
54%


2021
62%
2023
68%
©2024 Proprietary and Confidential. All Rights Reserved.


PERFORMANCE | INFLATION PROOF | DIVERSIFICATION
Average real return for periods when inflation was ≥ 3.0%
24%
16%
8%
0%
23%
13%
5%
4%
2%
Contemporary Art
Emerging Market Equities
REITS
US Corp Credit
Gold
©2024 Proprietary and Confidential. All Rights Reserved.


PERFORMANCE | INFLATION PROOF | DIVERSIFICATION
Percent of Wealth Managers who Believe Diversification
is Why Fine Art Should Be Included in Investment Portfolios
2019
54%
2021
62%
2023
68%


MOUFOULI BELLO
JULIE CURTISS
LEONARDO DREW
AMIR FALLAH
NICOLE EISENMAN
OSKA GUTHEIL
JAMMIE HOLMES
OMAR BA
JAMESON GREEN
HENRY TAYLOR
DIDIER WILLIAM
WADE GUYTON
NFA.01 PORTFOLIO
GORDON CHEUNG
JESSIE MAKINSON
CINGA SAMSON
WANGECHI MUTU
TOMOO GOKITA
ZANELE MUHOLI
KARA WALKER
TOYIN OJIH ODUTOLA
DAVID ANTONIO CRUZ
DEREK FORDJOUR
CELESTE RAPONE
OLUWOLE OMOFEMI
MAIA CRUZ PALILEO

The NFA.01 Portfolio - A Portfolio by BIPOC Artists

Additional terms of the investment

Noyack Fine Art I, LLC is offering up to 277,777 Class A Units, at a price per unit of $20.

Class A Units are entitled to receive any and all net proceeds from the sale of any artwork and/or the Portfolio up to $20.00 per Class A Unit before any payment is made to the Administrator. *If and to the extent the Class A Members have received $20.00 per Class A Unit following a sale of any artwork and/or the Portfolio and there are additional net proceeds remaining, then (i)* ***85% of such remaining amount shall be distributed to the Class A Members, pro rata in proportion to the number of Class A Units held by each such Member, and (ii) 15% of such remaining amount shall be distributed to the Administrator.***

NET PROCEEDS *require the following payments PRIOR to any distribution: (1) payments of principal, interest, charges and fees pertaining to any of the Company's indebtedness; (2) costs and expenses incurred in the conduct of the Company's business (including any costs and expenses incurred in connection with the sale of all or a portion of the Portfolio); and (3) amounts reserved to meet the reasonable needs of the Company's business. Notwithstanding anything herein to the contrary, no Member may receive a Distribution to the extent that, after giving effect to the Distribution, all liabilities of the Company exceed the fair market value of the assets of the Company.*

The Administrator will be entitled to receive an annual asset management fee (the "Fee") equal to 2.0% of the value of the total Class A Units outstanding per annum, *issued on a quarterly basis in arrears, commencing on the date of the initial closing of an offering. The Fee is payable, at the sole option of the Administrator, in Units (valued at the then current transaction price) or cash (funded by proceeds from the offering). There is no*

price) or cash (funded by proceeds from the offering). There is no overall limit on the number of Units that may be issued to pay the Fee.

The Administrator also will be reimbursed for all reasonable and necessary expenses paid or incurred by the Administrator in connection with the operation of NFA, including, without limitation, all organization and offering expenses associated with an offering, expenses associated with the acquisition, maintenance and disposition of some or all of the Portfolio, and legal and accounting fees. These expenses will be paid from the Company's working capital, which will include proceeds from an offering, operating revenues, and proceeds from the sale of some or all of the Portfolio.

Cash distributions will be made by NFA at such time and in such amounts as determined by the Board in its sole discretion. The Administrator shall receive a subordinated participation in future distributions, upon the sale of the Portfolio or the sale of any individual piece of artwork if the Administrator determines to distribute the proceeds of such individual sale to the Members of the Company.

Class A Units are entitled to receive any and all net proceeds from the sale of any artwork and/or the Portfolio up to $20.00 per Class A Unit before any payment is made to the Administrator. If and to the extent the Class A Members have received $20.00 per Class A Unit following a sale of any artwork and/or the Portfolio and there are additional net proceeds remaining, then (i) 85% of such remaining amount shall be distributed to the Class A Members, pro rata in proportion to the number of Class A Units held by each such Member, and (ii) 15% of such remaining amount shall be distributed to the Administrator.

The Administrator may determine to sell all or any part of the Portfolio without engaging a third-party intermediary, in which event, the Administrator would charge the buyer(s) of the

Portfolio a reasonable fee not to exceed the lowest published buyer's premium charged by Sotheby's, Christie's or Phillips in effect at such time.